04002756

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 23 2004 181

SEC FILE NUMBER
8- 53038

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31,2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Municipal Capital Markets Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5429 LBJ Freeway Suite 650
(No. and Street)

Dallas	Texas	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Cornwall — 972-386-0200 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — *if individual, state last, first, middle name*)

1717 Main Street Suite 500	Dallas	TX	75201
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, R. Fred Cornwall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Municipal Capital Markets Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KAREN M. WOODLIFF
Notary Public, State of Texas
My Commission Expires
May 19, 2007

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements, Schedules and Report of Independent Certified Public Accountants

Municipal Capital Markets Group, Inc.

December 31, 2003

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
Municipal Capital Markets Group, Inc.

We have audited the statement of financial condition of Municipal Capital Markets Group, Inc. as of December 31, 2003, and the related statements of income, stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Municipal Capital Markets Group, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
January 16, 2004

Suite 500
1717 Main Street
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Municipal Capital Markets Group, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$ 707,063
Investments	64,308
Receivable from broker	101,086
Other receivables	1,874
Office equipment, net of accumulated depreciation of $26,060	25,283
Prepaid expenses and other assets	12,448
Goodwill	391,000
	$1,303,062

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 64,050
Stockholders' equity	
Common stock - authorized, 1,000,000 shares of $.01 par value; issued and outstanding, 104,903 shares	1,049
Additional contributed capital	919,773
Retained earnings	318,190
Total stockholders' equity	1,239,012
	$1,303,062

The accompanying notes are an integral part of this statement.

Municipal Capital Markets Group, Inc.

STATEMENT OF INCOME

Year ended December 31, 2003

Revenues	
Underwriting and advisory fee income	$3,563,564
Mutual fund commissions	116,854
Trading income	20,296
Interest and other income	6,800
Unrealized loss on investments	(166)
	3,707,348
Operating expenses	
Commissions, salaries and benefits	2,962,420
Underwriting expenses	113,974
Mutual fund expense	81,617
Occupancy	78,294
Depreciation	6,432
Other	196,941
	3,439,678
Income before income taxes	267,670
State income tax expense	17,028
NET INCOME	$ 250,642

The accompanying notes are an integral part of this statement.

Municipal Capital Markets Group, Inc.

STATEMENT OF STOCKHOLDERS' EQUITY

Year ended December 31, 2003

	Common stock		Additional contributed capital	Retained earnings	Total stockholders' equity
	Shares	Amount			
Balances at January 1, 2003	104,903	$1,049	$919,773	$ 228,491	$1,149,313
Distribution	-	-	-	(160,943)	(160,943)
Net income	-	-	-	250,642	250,642
Balances at December 31, 2003	104,903	$1,049	$919,773	$ 318,190	$1,239,012

The accompanying notes are an integral part of this statement.

Municipal Capital Markets Group, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2003

Cash flows from operating activities	
Net income	$ 250,642
Adjustments to reconcile net income to net cash provided by operating activities	
Unrealized loss on investments	166
Non-cash fee income	(11,943)
Depreciation	6,432
Changes in operating assets and liabilities	
Receivable from broker	231,077
Prepaid expenses and other assets	48
Accounts payable and accrued expenses	(172,115)
Net cash provided by operating activities	304,307
Cash flows from investing activities	
Purchase of office equipment	(19,940)
Cash flows from financing activities	
Distributions to stockholders	(160,943)
Net increase in cash and cash equivalents	123,424
Cash and cash equivalents at beginning of year	583,639
Cash and cash equivalents at end of year	$ 707,063

The accompanying notes are an integral part of this statement.

Municipal Capital Markets Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Municipal Capital Markets Group, Inc. (the Company) is registered with the Securities and Exchange Commission as a securities broker/dealer. Its primary activity is underwriting bond issues for tax-exempt entities throughout the United States. A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

Cash Equivalents

For purposes of the statement of cash flows, all highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Receivable from Broker

Receivable from broker represents cash with the broker. The Company conducts business with one broker for its underwriting activities. The Company is subject to credit risk to the extent any broker with which the Company conducts business is unable to deliver cash balances or securities, or clear security transactions on the Company's behalf. The Company believes the likelihood of loss under these circumstances is remote.

Depreciation and Amortization

Depreciation is provided in amounts sufficient to relate the cost of depreciable or amortizable assets to operations over their estimated service lives. The straight-line method is used over three to seven years.

Goodwill

Goodwill represents the excess of business acquisition costs over the fair value of net assets acquired. The Company has adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Intangible Assets*. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer be amortized, but are tested for impairment annually and also in the event of an impairment indicator.

Revenue Recognition

Revenues from underwriting services are recognized upon successful placement. Revenues from advisory fees are recognized as the services are performed.

Income Taxes

The Company has elected S Corporation status under the Internal Revenue Code, which provides for profits and losses of the Company to be recognized on the stockholders' personal income tax returns for Federal income tax purposes. State income tax expense consists of Texas franchise taxes and Colorado state income taxes.

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such rule. Under the rule, the Company's "aggregate indebtedness," as defined, cannot exceed 1500% of its "net capital," as defined, and net capital must be no less than $100,000. Net capital and the related percentage may fluctuate on a daily basis. At December 31, 2003, net capital was $744,099, and the percentage of aggregate indebtedness to net capital was .09% to 1%. Net capital in excess of requirements was $644,099.

NOTE C - SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at December 31, 2003, or at any time during the year then ended.

NOTE D - OPERATING LEASE

The Company conducts its operations in leased premises under noncancelable operating leases expiring through June 2008. At December 31, 2003, minimum future rental payments under leases with initial lease terms greater than one year are as follows:

2004	$55,361
2005	10,228
2006	10,228
2007	10,228
2008	5,114
	$91,159

Rent expense under all operating leases was approximately $84,000 for the period ended December 31, 2003.

Municipal Capital Markets Group, Inc.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1

December 31, 2003

COMPUTATION OF NET CAPITAL

Aggregate indebtedness	$ 64,050
Net capital	
Stockholders' equity	$1,239,012
Deductions and/or charges	
Goodwill	(391,000)
Office equipment	(25,283)
Other nonallowable assets	(78,630)
Net capital	$ 744,099

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 4,270
Minimum dollar net capital requirement of the Company	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 644,099
Excess net capital at 1000%	$ 737,694
Ratio: Aggregate indebtedness to net capital	.09 to 1

RECONCILIATION WITH UNAUDITED FOCUS REPORT

Note - There are no material differences between the net capital computation above and the one included in the Company's December 31, 2003, unaudited FOCUS report.

Municipal Capital Markets Group, Inc.

COMPLIANCE WITH RULE 15c3-3

December 31, 2003

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(i).

Independent Certified Public Accountants' Report on Internal Accounting Control

Municipal Capital Markets Group, Inc.

December 31, 2003

Grant Thornton

Report of Independent Certified Public Accountants

Board of Directors
Municipal Capital Markets Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Municipal Capital Markets Group, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
January 16, 2004

Grant Thornton

www.grantthornton.com